Exhibit 99.2

MANAGER TALKING POINTS

•	Team Adamas has collectively built a business we can be proud of – one that the Supernus management team believes they can invest in and continue to grow as part of their organization.

•	There will now be a process of regulatory and other approvals before the deal is closed and our transaction/handover period begins. If the approval process goes quickly, we anticipate closing in Q4 2021 or early Q1 2022.

•	For now it is business as usual. Until close, you remain an Adamas, not Supernus, employee, and Adamas and Supernus remain two separate companies. Please continue to treat Supernus and its employees as you would any other third party until the closing of the transaction.

•	During the coming weeks we expect Supernus to provide more information about its plans for integration.

•	For those who are Adamas employees through closing:

o	All outstanding unvested equity will accelerate as of closing (all options will accelerate, but out-of-the- money options will be cancelled and not receive consideration in the merger).

o	The Adamas 2021 bonus will be paid prior to closing based on an assessment of Adamas’ achievement against the goals we set out at the beginning of the year.

o	The third quarter sales incentive will be paid once achievement of goals and objectives is calculated.

o	The fourth quarter sales incentive will be paid ahead of the consummation of the transaction based on an assessment of achievement against sales objectives.

o	Until this deal is closed it is not final and no changes will take place ahead of closing.

o	Additional details regarding equity will be provided in the coming weeks.

•	During the period before closing, Supernus will determine which employees they wish to continue to work for Supernus on an ongoing basis, those they wish to continue to work for Supernus during a transition period and those employees whose positions will be eliminated at closing.

•	As soon as practicable and allowed under relevant legal requirements, Supernus will communicate with employees.

•	There is no change to our partnerships and relationships at this time.

•	We will ensure continuity of access to our products for physicians and patients.

•	Approved messages will be provided for you to use when communicating with external partners and contacts. They may send questions to [*****].

•	We must all remain focused on our jobs and ensuring we continue to support patients and physicians despite our own personal uncertainty.

•	Information about the transaction will be posted on MYA. We will keep you informed as we move toward completing this transaction.

•	If you have additional questions, you may confidentially email questions to [*****] or speak to a member of the Executive Team.

•	Please do not engage in discussions about the transaction on social media or any other channels – do not ‘like, share, or comment’ on any posts you may see. We cannot speculate about the agreement or process beyond the information given in our press release and deal transaction filings.

•	All Adamas employees will have the option to accept or decline any employment offers (transition or continuing) that Supernus makes.

•	Employees whose position is eliminated or who opt to not accept Supernus’s offer of employment, will be entitled to receive severance in accordance with the existing Adamas severance plans.

o	Severance will include a continuation of healthcare coverage.

o	Please refer to the Adamas severance policy on SharePoint for more information.

Additional Information and Where to Find It

The tender offer for the outstanding common stock of Adamas Pharmaceuticals, Inc. (“Adamas”) has not been commenced. This filing does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell Adamas securities. At the time the tender offer is commenced, Supernus Pharmaceuticals, Inc. (“Supernus”) and Supernus Reef, Inc. (“Purchaser”), will file a Tender Offer Statement on Schedule TO (including an Offer to Purchase) with the U.S. Securities and Exchange Commission (the “SEC”) and thereafter, Adamas will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case, with respect to the tender offer. The solicitation and offer by Supernus to purchase shares of Adamas common stock will only be made pursuant to such Offer to Purchase and related materials. Once filed, investors and security holders are urged to read these materials (including the Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents, as each may be amended or supplemented from time to time) carefully since they will contain important information that Adamas investors and security holders should consider before making any decision regarding tendering their common stock, including the terms and conditions of the tender offer. The Tender Offer Statement, Offer to Purchase, Solicitation/Recommendation Statement and related materials will be filed with the SEC, and Adamas investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Supernus, Purchaser and Adamas with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents that Supernus and Purchaser file with the SEC will be made available to all investors and security holders of Adamas free of charge from the information agent for the tender offer. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by Adamas under the “Investors & Media” section of Adamas’ website at https://www.adamaspharma.com/.

Forward Looking Statements

This filing contains forward-looking statements. These forward-looking statements are not descriptions of historical facts, they are forward-looking statements reflecting the current beliefs, certain assumptions and current expectations of management and may be identified by words such as “believes,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “potential,” “seek,” “expect,” “goal” or the negative or plural of these words or similar expressions. Such forward-looking statements are based on management’s current expectations, beliefs, estimates, projections and assumptions. As such, forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties that are difficult to predict.

As a result, a number of important factors could cause actual results to differ materially from those indicated by such forward-looking statements, including: the risk that the proposed acquisition of Adamas by Supernus may not be completed; the possibility that competing offers or acquisition proposals for Adamas will be made; the delay or failure of the tender offer conditions to be satisfied (or waived), including insufficient shares of Adamas common stock being tendered in the tender offer; the failure (or delay) to receive the required regulatory approvals of the proposed acquisition; the possibility that prior to the completion of the transactions contemplated by the acquisition agreement, Supernus’s or the Adamas’ business may experience significant disruptions due to transaction-related uncertainty; the effects of disruption from the transactions of the Adamas’ business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, manufactures, suppliers, vendors, business partners and distribution channels to patients; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; the failure of the closing conditions set forth in the acquisition agreement to be satisfied or waived; the possibility that the Adamas’ expectations as to the extent to which Adamas will be able to continue to commercialize GOCOVRI (amantadine) extended release capsules, OSMOLEX (amantadine) extended release tablets, and any of Adamas’ other products and product candidates may not be realized as anticipated; the possibility that the anticipated scope, rate of progress and cost of Adamas’ preclinical studies and clinical trials and other research and development that Adamas may pursue may not materialize; the possibility that Adamas’ estimates of its expenses, ongoing losses, future revenue, capital requirements and its needs for or ability to obtain additional financing may not be accurate; the possibility that Adamas’ expectations may not be met as to the sufficiency of its capital resources; the possibility that Adamas’ expectations may not be met as to its ability to obtain and maintain intellectual property protection for its products and any of its product candidates; the possibility that Adamas’ expectations may not be met as to the legal proceedings to which Adamas is party and related stays and terms of settlements; the possibility that Adamas’ anticipated receipt and timing of royalties from its collaborators may not be realized as anticipated; the possibility that Adamas’ expectations may not be met as to the revenues from its collaborations; the possibility that Adamas’ expectations may not met be as to Adamas’ ability to retain and recruit key personnel and third-party distributors; the possibility that Adamas’ expectations may not be met as to its anticipated financial performance; the possibility that Adamas’ expectations may not be met as to its anticipated developments and projections relating to its competitors or the industry in which Adamas operates; the possibility that unforeseen safety issues could emerge for GOCOVRI that could require Adamas to change the prescribing information, limit use of the product or result in litigation; the possibility that other manufacturers could obtain approval for generic versions of GOCOVRI or of products with which Adamas competes; the possibility that the third-party organizations that manufacture, supply and distribute GOCOVRI may fail to perform adequately or fulfill Adamas’ needs; the possibility that changes in healthcare law and implementing regulations may occur and may negatively impact Adamas’ ability to generate revenues or could limit or prevent Adamas’ products’ or product candidates’ commercial success; the possibility that regulatory filings or approvals for products or product candidates that Adamas or its partners develop are not made or granted as currently anticipated; the possibility that Adamas is not able to negotiate adequate pricing, coverage and adequate reimbursement for its products and product candidates with third parties and government authorities; the possibility of political, social and economic instability, natural disasters or public health epidemics in countries where Adamas or its collaborators conduct activities related to Adamas’ business; and a variety of other risks set forth from time to time in Supernus’ or Adamas’ filings with the SEC, including but not limited to the risks discussed in Supernus’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its other filings with the SEC and the risks discussed in Adamas’ Annual Report on Form 10 K for the year ended December 31, 2020 and in its other filings with the SEC. The risks and uncertainties may be amplified by the COVID 19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID 19 pandemic impacts Supernus’ and Adamas’ businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Supernus and Adamas disclaim any obligation to update any of these forward looking statements to reflect events or circumstances after the date hereof, except as required by law.